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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02007708

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER
8- 27844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret, Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center 5th Floor
(No. and Street)

Syracuse	New York	13202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Grant (315) 471-2191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fagliarone Group CPAs, PC
(Name — *if individual, state last, first, middle name*)

650 James Street	Syracuse	New York	13203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Arthur F. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret, Grant & Co., Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Subscribed and sworn to before me this 25th day of February, 2002

President

Title

Notary Public

DARLENE J. TANNER
Notary Public, State of New York
No. 34-3930890
Qualified in Onondaga County
Commission Expires 08-31-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CADARET, GRANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

TABLE OF CONTENTS

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com



FAGLIARONE GROUP **CPAs**
A wealth of financial resources

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cadaret, Grant & Co., Inc.
Syracuse, New York

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2001 that you are filing pursuant to rule 17a - 5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Fagliarone Group CPAs, PC

February 22, 2002

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 3,880,432
Cash and securities segregated under federal and other regulations	3,032,968
Deposit with clearing broker	100,000
Commissions and other receivables from broker-dealers and mutual funds	3,202,629
Receivable from customers	41,606
Other receivables	527,016
Investment securities	452,150
Fixed assets, net	594,848
Other assets	365,450
TOTAL ASSETS	$ 12,197,099

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to mutual funds and customers	$ 550,841
Commissions payable	2,982,300
Accounts payable and accrued expenses	909,879
Income taxes payable	147,424
TOTAL LIABILITIES	4,590,444
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value, 400,000 shares authorized, 104,688 shares issued and outstanding	1,047
Additional paid-in capital	135,239
Retained earnings	7,470,369
TOTAL STOCKHOLDERS' EQUITY	7,606,655
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,197,099

CADARET, GRANT & CO., INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2001

NOTE A – ORGANIZATION AND NATURE OF OPERATIONS

Cadaret, Grant & Co., Inc. (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of a financial services holding company formed in 2000. The holding company is owned primarily by the former shareholders of the Company. The Company's principal offices are located in Syracuse, New York and Mt. Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities and investment advisory fees.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Fixed Assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods.

Income Taxes

Federal and state income tax returns are filed on a separate company basis. Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due.

NOTE C - FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

NOTE D - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2001, cash of $3,032,968 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE E - DEPOSIT WITH CLEARING BROKER

The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

NOTE F – INVESTMENT SECURITIES

Investment securities are summarized as follows at December 31, 2001:

Corporate stocks	$ 441,567
Other	10,583
	$ 452,150

NOTE G - FIXED ASSETS

Fixed assets consist of the following at December 31, 2001:

Land	$ 17,500
Building	241,593
Furniture and fixtures	257,341
Equipment	1,028,734
Automobiles	122,316
	1,667,484
Less: Accumulated depreciation	1,072,636
	$ 594,848

NOTE H - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $6,278,694, which was $5,972,664 in excess of its required net capital of $306,030. The Company's net capital ratio was .7 to 1.

NOTE I - PROFIT-SHARING PLAN

The Company has a qualified profit sharing retirement plan with a 401(K) deferred compensation provision covering all eligible employees. The Company may make matching and/or discretionary contributions to the plan which are determined annually by management.

NOTE J - COMMITMENTS

The Company has entered into operating leases for its office facilities. At December 31, 2001, future minimum rental commitments under operating leases with remaining noncancelable terms in excess of one year are as follows:

2002	$ 386,568
2003	395,413
2004	365,545
2005	319,763
2006	326,006
Thereafter	246,095
	$ 2,039,390